UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.)*

______________________

Swvl Holdings Corp.

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

0001875609

(CUSIP Number)

Ashwin Gungabissoon

c/o Agility Public Warehousing Company K.S.C.P.

6th ring road beside land customs

Industrial Sulaibiya Area 2

PO Box 25418, Safat 13115, Kuwait

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 30, 2022

(Date of Event which Requires Filing of this Statement)

______________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 0001875609	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Agility Public Warehousing Company K.S.C.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Kuwait
NUMBER OF SHARES	7	SOLE VOTING POWER 7,922,507 (1)
BENEFICIALLY OWNED BY EACH	8	SHARED VOTING POWER 0
REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER 7,922,507 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,922,507 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON CO

(1) Includes 6,932,507 Class A ordinary shares and 990,000 Class A ordinary shares issuable upon exercise of warrants that are currently exercisable or exercisable within 60 days, which are held by Agility Public Warehousing Company K.S.C.P. through its wholly-owned subsidiary, Alcazar Fund 1 SPV 4 (its “Subsidiary”).

ITEM 1.                  SECURITY AND ISSUER

The class of equity securities to which this statement on Schedule 13D (this “Schedule 13D”) relates is the Class A ordinary shares, par value $0.0001 per share, of Swvl Holdings Corp, a British Virgin Islands limited liability company (formerly known as Pivotal Holdings Corp, the “Issuer”). The address of the principal executive office of the Issuer is The Offices 4, One Central, Dubai World Trade Centre, Dubai, United Arab Emirates.

ITEM 2.                  IDENTITY AND BACKGROUND

(a)	This statement is being filed by Agility Public Warehousing Company K.S.C.P. (the “Reporting Person”).

(b)	The business address of the Reporting Person is: 6th ring road beside land customs, Industrial Sulaibiya Area 2, PO Box 25418, Safat 13115, Kuwait.

(c)	The Reporting Person is principally engaged in the provision of supply chain services and investment.

(d)

Except as provided below, during the last five years, the Reporting Person has not been convicted in any criminal proceedings.

In 2017, the Reporting Person entered into a settlement in a criminal case involving a U.S government food-supply contract that the Reporting Issuer held from 2003 to 2010. In the criminal portion of the case, the Reporting Person agreed to plead to a misdemeanor in connection with a single invoice valued at $551. The misdemeanor is a minor offense, unrelated to any of the original criminal charges, requiring the Reporting Person to pay a maximum of $551 in restitution, but no criminal fine.

(e)

During the last five years, the Reporting Person has not been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

(f)	The Reporting Person was formed in Kuwait.

ITEM 3.                  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

In conjunction with the initial public offering of Queen’s Gambit Growth Capital (the “SPAC”), the Reporting Person via its Subsidiary purchased 2,970,000 units from the SPAC at a purchase price of $10,00 per unit, with each unit consisting of one Class A ordinary share of the SPAC and one-third redeemable warrant.  Each whole warrant entitles the holder thereof to purchase one Class A ordinary share of the SPAC at a price of $11.50 per share, exercisable on the later of 30 days after the completion of a business combination and January 22, 2022.

On March 30, 2022 (the “Company Merger Effective Time”), in connection with the business combination (the “Business Combination”) contemplated by the Business Combination Agreement (as amended, modified or supplemented from time to time, the “Business Combination Agreement”), by and among Swvl Inc. (“Legacy Swvl”), the SPAC, the Issuer, Pivotal Merger Sub Company I, and Pivotal Merger Sub Company II Limited, (i) each outstanding share of Class A ordinary common shares of the SPAC automatically converted into one share of Class A ordinary shares of the Issuer for no additional consideration and (ii) each then-outstanding fraction of or whole SPAC warrant was automatically assumed and converted into a fraction or whole Issuer warrant, as the case may be, to acquire (in the case of a whole Issuer warrant) one Class A ordinary share of the Issuer, subject to the same terms and conditions (including exercisability terms) as were applicable to the corresponding former SPAC warrants.

On August 25, 2021, the Reporting Person via its Subsidiary purchased a Convertible Note from Legacy Swvl for $10.0 million. At the Company Merger Effective Time, the Convertible Note was automatically exchanged for Class A ordinary shares of the Issuer at an exchange price of $8.50 per share resulting in the Reporting Person’s ownership of 1,176,470 Class A ordinary shares of the Issuer.

On December 1, 2021, the Reporting Person via its Subsidiary purchased a Convertible Note from Legacy Swvl for $5.0 million. At the Company Merger Effective Time, the Convertible Note was automatically exchanged for Class A ordinary shares of the Issuer at an exchange price of $8.50 per share resulting in the Reporting Person’s ownership of 588,235 Class A ordinary shares of the Issuer.

On January 12, 2022, the Reporting Person via its Subsidiary purchased a Convertible Note from Legacy Swvl for $20.0 million. At the Company Merger Effective Time, the Convertible Note was automatically exchanged for Class A ordinary shares of the Issuer at an exchange price of $9.10 per share resulting in the Reporting Person’s ownership of 2,197,802 Class A ordinary shares of the Issuer.

The Reporting Person obtained the funds to purchase the foregoing securities from its working capital.

ITEM 4.                  PURPOSE OF TRANSACTION

The Reporting Person acquired the securities described in this Schedule 13D for investment purposes and intends to review its investments in the Issuer on a continuing basis. Any actions the Reporting Person might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Person’s review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Other than set forth above, the Reporting Person does not have any other present plans or proposals that relate to or would result in any of the matters enumerated in paragraphs (a) through (j), inclusive, of item 4 of Schedule 13D, but reserve the right, based on all relevant factors and subject to applicable law, at any time and from time to time to review or reconsider his position, change his position, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing.

ITEM 5.                  INTEREST IN SECURITIES OF THE ISSUER

(a)

The Reporting Person beneficially owns 7,922,507 Class A ordinary shares of the Issuer, consisting of (i) 6,932,507 Class A ordinary shares and (ii) 990,000 Class A ordinary shares that are issuable upon the exercise of warrants. As of the date of this filing, the shares of Class A ordinary shares beneficially owned by the Reporting Person represents approximately 6.6% of the shares of Class A ordinary shares of the Issuer issued and outstanding.

The aggregate percentage of shares of Class A ordinary shares reported beneficially owned by the Reporting Person is determined in accordance with SEC rules and is based upon 118,496,102 shares of Class A ordinary shares outstanding, which is the total number of shares of Class A ordinary shares outstanding as reported in the Issuer’s Shell Company Report on Form 20-F, filed March 31, 2022.

(b)	The Reporting Person has sole voting and dispositive power over all Class A ordinary shares beneficially owned by it.

(c)	Except as set forth in this Schedule 13D, the Reporting Person has not effected any transaction in Class A ordinary shares in the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

ITEM 6.                  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Person’s Subsidiary is a member of Queen’s Gambit Holdings LLC, which is the record holder of the 8,625,000 Class A ordinary shares of the Issuer and 5,933,333 Class A ordinary shares of the Issuer which may be issued upon the exercise on or after April 30, 2022 of warrants held by Queen’s Gambit Holdings LLC. The Reporting Person does not beneficially own the shares held by Queen’s Gambit Holdings LLC and has no voting power with respect thereto.

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7.                  MATERIAL TO BE FILED AS EXHIBITS

None.

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: April 11, 2022

Agility Public Warehousing Company K.S.C.P.

By:          /s/ Henadi Al Saleh

Its:          Chairman